UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.

Calendar of Corporate Events - 2010

Information on the Company

Company Name

Banco Bradesco S.A.

Corporate Head Office Address

Cidade de Deus, Vila Yara, Osasco, SP

Internet Address

www.bradesco.com.br

Investor Relations Officer

name: Domingos Figueiredo de Abreu e-mail: 4000.diretoria@bradesco.com.br telephone number: (55 11) 3681-4011 fax: (55 11) 3684-4630

Investor Relations Contact

name: Paulo Faustino da Costa e-mail: investidores@bradesco.com.br telephone number: (55 11) 2178-6229 fax: (55 11) 2178-6215

Newspapers in which corporate acts are published

Diário Oficial do Estado de São Paulo (DOESP) and Diário do Comércio (DC), both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended on 12.31.2009

Event

Date

Forwarding to BM&FBOVESPA (BM&F Bovespa S.A. – Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Share Exchange), LATIBEX (Latin-American Market) and making available to Shareholders (Site).

01.28.2010 (Thursday)
Publication	02.10.2010 (Wednesday)

Standardized Financial Statements (DFP), related to the year ended on 12.31.2009

Event

Date

Forwarding to BM&FBOVESPA, CVM and Making Available to Shareholders (Site)	01.28.2010 (Thursday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events  - 2010

.2.

Cash Dividends in the allocation of results related to the year ended on 12.31.2009
Profit	Event/ Record Date	Amount in R$	Value in R$/Share		Payment Date
			Common Share	Preferred Share
Monthly Dividends	Notices: 12.23.2008	507,817,309.68	0.012017500	0.013219250	2.2.2009
	Record Date: 1.2.2009
(*) Monthly Dividends	Notices: 1.23, 2.20, 3.20, 4.24, 5.22, 6.19, 7.24, 8.21, 9.18, 10.21 and 11.20.2009		0.013219250	0.014541175	3.2, 4.1, 5.4, 6.1, 7.1, 8.3, 9.1, 10.1, 11.3 and 12.1.2009 and 1.4.2010
	Record Date: 2.2, 3.2, 4.1, 5.4, 6.1, 7.1, 8.3, 9.1, 10.1, 11.3 and 12.1.2009
Intermediary Interest on Own Capital 1st half/2009	Special Meeting of the Board of Directors 7.3.2009	501,268,849.05	0.155520588	0.171072647	7.20.2009
Complementary Interest on Own Capital of the year 2009	Special Meeting of the Board of Directors 12.4.2009	1,632,000,000.00	0.499755537	0.549731091	3.9.2010
Dividends, as complement to the Interest on Own Capital and Dividends related to the year 2009	Special Meeting of the Board of Directors 2.10.2010	76,995,000.00	0.021438536	0.023582390

Obs.:

(*)  Dividends   increased   by  10% on 1.20.2009 to the amount from R$0.012017500 to R$0.013219250 per common shares and from R$0.013219250 to R$0.014541175 per preferred shares, as from Dividends referring to February/2009.

Reference Form, related to the current year (12.31.2010)

Event

Date

Forwarding to BM&FBOVESPA, CVM and Making Available to Shareholders (Site)	Until 6.30.2010 (Wednesday)

Form 20-F related to the year ended on 12.31.2009

Event

Date

Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and Making Available to Shareholders (Site)	6.30.2010 (Wednesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events  - 2010

.3.

Financial Statements and Consolidated Financial Statements related to the term ended on 6.30.2010

Event

Date

Forwarding to BM&FBOVESPA, CVM and Making Available to Shareholders (Site)	7.28.2010 (Wednesday)
Publication	8.11.2010 (Wednesday)

Quarterly Report (ITR)

Event

Date

Forwarding to BM&FBOVESPA, CVM and Making Available to Shareholders (Site)

Relating to 1st quarter/2010	4.28.2010 (Wednesday)
Relating to 2nd quarter/2010	7.28.2010 (Wednesday)
Relating to 3rd quarter/2010	10.27.2010 (Wednesday)

Quarterly Consolidated Financial Statements in English

Event

Date

Forwarding to SEC, NYSE, LATIBEX and Making Available to Shareholders (Site)

Relating to 1st quarter/2010	4.28.2010 (Wednesday)
Relating to 2nd quarter/2010	7.28.2010 (Wednesday)
Relating to 3rd quarter/2010	10.27.2010 (Wednesday)

Silence Period prior to the Disclosure of Results

Disclosure of Results

Date

Annual/2009	1.13.2010 to 1.27.2010
Relating to 1st quarter/2010	4.13.2010 to 4.27.2010
Relating to 2nd quarter /2010	7.13.2010 to 7.27.2010
Relating to 3rd quarter/2010	10.12.2010 to 10.26.2010

Disclosure of Results

Event

Date

Annual/2009

1.28.2010 (Thursday)
Relating to 1st quarter/2010	4.28.2010 (Wednesday)
Relating to 2nd quarter /2010	7.28.2010 (Wednesday)
Relating to 3rd quarter/2010	10.27.2010 (Wednesday)

Public Meeting with Analysts and Investors

Event

Date

Public Meeting with Analysts and Investors, open to other interested parties	2.23.2010 (Tuesday) – 6:30 p.m. – São Paulo, SP - (INI) - Millenium – Centro de Convenções Rua Dr. Bacelar, 1043, Vila Mariana, São Paulo, SP

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Banco Bradesco S.A.

Calendar of Corporate Events  - 2010

.4.

4.6.2010 (Tuesday) – 6:30 p.m. – Juiz de Fora, MG - (APIMEC) Place: Victory Business Hotel Avenida Independência, 1.850 - São Mateus, Juiz de Fora, MG
4.7.2010 (Wednesday) – 6:30 p.m. - Ribeirão Preto, SP - (APIMEC) Place: Centro de Convenções de Ribeirão Preto Rua Bernardino de Campos, 999, Ribeirão Preto, SP
4.13.2010 (Tuesday) 6:30 p.m. – Goiânia, GO - (APIMEC) Place: Oliveira`s Place Rua T-36, 3588 - Setor Bueno, Goiânia, GO
4.14.2010 (Wednesday) – 6:30 p.m. - Uberlândia, MG - (APIMEC) Place: Castelli Hall Rua Lidormira Borges do Nascimento, 6000 - Shopping Park, Uberlândia, MG
6.1.2010 (Tuesday) – Campinas, SP -(APIMEC) Place: Royal Palm Plaza Resort Campinas Avenida Royal Palm Plaza , 277 – Espaço Casa de Campo, Campinas, SP
8.10.2010 (Tuesday) – Florianópolis, SC - (APIMEC) Place: Centrosul – Centro de Convenções de Florianópolis Avenida Gustavo Richard, 850 – Sala Sambaqui 5, Centro, Florianópolis, SC
8.11.2010 (Wednesday) – Curitiba, PR - (APIMEC) Place: Estação Convention Center Avenida Sete de Setembro, 2.775 - Piso Portinari, Rebouças, Curitiba, PR
9.2.2010 (Thursday) – 6:30 p.m. – Fortaleza, CE - (APIMEC) Place: Hotel Vila Galé Avenida Dioguinho, 4.189 – Praia do Futuro – Fortaleza – CE
9.15.2010 (Wednesday) – Belo Horizonte, MG - (APIMEC) Place: AMMG – Centro de Convenções Associação Médica Avenida João Pinheiro, 161- Centro – Belo Horizonte – MG
9.16.2010 (Thursday) – Brasilia, DF - (APIMEC) Place: Royal Tulip Brasília Alvorada SHTN Trecho 01, cj. 1B – bloco C – Brasília – DF
9.21.2010 (Tuesday) – Porto Alegre, RS - (APIMEC) Place: Bourbon Shopping Country Avenida Túlio de Rose, 80 – SUC 301A, Porto Alegre, RS
9.23.2010 (Thursday) – Rio de Janeiro, RJ - (APIMEC) Place: Hotel Sofitel Avenida Atlântica, 4240 – Copacabana - RJ
9.28.2010 (Tuesday) – São Paulo, SP - (APIMEC) Place: Grand Hyatt São Paulo Avenida Nações Unidas, 13.301 – São Paulo – SP
12.01.2010 (Wednesday) - 6:30 p.m. - Santos, SP - (APIMEC) Place: Hotel Parque Balneário Avenida Ana Costa, 555 - Praia do Gonzaga, Santos, SP
12.09.2010 (Thursday) - 6:30 p.m. - Recife, PE -(APIMEC) Place: JCPM Trade Center S.A. Avenida Engenheiro Antônio de Góes, 60 – Pina, Recife, PE
12.13.2010 (Monday) - 6:30 p.m. - Vitória, ES - (APIMEC) Place: Centro de Convenções Vitória Rua Constante Sodré, 157 - Santa Lúcia - Vitória - ES
12.14.2010 (Tuesday) - 6:30 p.m. - Salvador, BA - (APIMEC) Place: Unique Eventos Avenida Tancredo Neves, 1.801 - Caminho das Árvores, Salvador, BA
12.16.2010 (Thursday) - 6:30 p.m. - Manaus, AM -(APIMEC) Place: Hotel Tropical Manaus Avenida Coronel Teixeira, 1. 320 - Ponta Negra, Manaus, AM

./.

Banco Bradesco S.A.

Calendar of Corporate Events  - 2010

.5.

Special Shareholders’ Meeting and Annual Shareholders’ Meeting already Established

Event

Date

Sending of the Notice referred to in Article 133 of Corporate Law to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	1.28.2010 (Thursday)
Publication of the Notice referred to in Article 133 of Corporate Law	February 2nd, 3rd and 4th, 2010 (Tuesday, Wednesday and Thursday)
Sending of Board of Director and Parent Companies` Proposals for the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	2.9.2010 (Tuesday)
Sending of Public Call Notice to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	2.9.2010 (Tuesday)
Publication of Call Notice	February 10th, 11th and 12th, 2010 (Wednesday, Thursday and Friday)
Date of the Special and Annual Shareholders’ Meetings to be held	3.10.2010 (Wednesday)
Sending of the main resolutions of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	3.10.2010 (Wednesday)
Sending of the Minutes of the Special and Annual Shareholders’ Meeting to BM&FBOVESPA and CVM	until 3.19.2010 (Friday)
Sending of Board of Director` Proposals for the Special Shareholders’ Meeting to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	5.10.2010 (Monday)
Sending of Public Call Notice to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	5.10.2010 (Monday)
Publication of Call Notice	May 11th, 12th and 13th, 2010 (Tuesday, Wednesday and Thursday)
Date of the Special Shareholders’ Meeting to be held	6.10.2010 (Thursday)
Sending of the main resolutions of the Special and Shareholders’ Meeting to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	6.10.2010 (Thursday)
Sending of the Minutes of the Special Shareholders’ Meeting to BM&FBOVESPA and CVM	until 6.21.2010 (Monday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events  - 2010

.6.

Sending of Board of Director` Proposals for the Special Shareholders’ Meeting to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	11.22.2010 (Monday)
Sending of Public Call Notice to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	11.22.2010 (Monday)
Publication of Call Notice	November 24th, 25th and 26th, 2010 (Wednesday, Thursday and Friday)
Date of the Special Shareholders’ Meeting to be held	12.17.2010 (Friday)
Sending of the main resolutions of the Special and Shareholders’ Meeting to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	12.17.2010 (Friday)
Sending of the Minutes of the Special Shareholders’ Meeting to BM&FBOVESPA and CVM	until 12.28.2010 (Tuesday)

Board of Directors/Board of Executive Officers’ Meetings already Established

Event

Date

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends, as complement to the Interest on Own Capital and Dividends related to the year 2009 - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

1.28.2010 (Thursday)
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	until 2.8.2010 (Monday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends, as complement to the Interest on Own Capital and Dividends related to the year 2009 - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

2.10.2010 (Wednesday)
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	until 2.23.2010 (Tuesday)

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Intermediary Interest on Own  Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

6.14.2010 (Monday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events  - 2010

.7.

Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	until 6.23.2010 (Wednesday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends or Intermediary Interest on Own  Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

6.28.2010 (Monday)
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	until 7.7.2010 (Wednesday)

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Complementary Interest on Own  Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

11.22.2010 (Monday)
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	until 12.1.2010 (Wednesday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends or Complementary Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

12.6.2010 (Monday)
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	until 12.15.2010 (Wednesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events  - 2010

.8.

Notices to the Market regarding Monthly Dividends and in compliance with the System for Monthly Payment to Shareholders
Notice Date	Record Date of Right	Reference Month
Payment Date

December 21st/2009	January 4th/2010	January/2010	February 1st/2010
January 18th	February 1st	February	March 1st
February 17th	March 1st	March	April 1st
March 15th	April 1st	April	May 3rd
April 19th	May 3rd	May	June 1st
May 17th	June 1st	June	July 1st
June 21st	July 1st	July	August 2nd
July 19th	August 2nd	August	September 1st
August 16th	September 1st	September	October 1st
September 20th	October 1st	October	November 1st
October 18th	November 1st	November	December 1st
November 16th	December 1st	December	January 3rd, 2011
December 20th	January 3rd/2011	January/2011	February 1st, 2011
Type of Share		Per Share
Common Share		R$0.013219250
Preferred Share		R$0.014541175

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice President and

Investor Relations Officer

December 16th, 2010

./.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 17, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.